SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                   AMENDMENT 5

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             STAAR Surgical Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85231230-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Neal C. Bradsher
                             Broadwood Capital, Inc.
                           724 Fifth Avenue, 9th Floor
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  85231230-5
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Broadwood Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      3,219,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,219,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,219,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  85231230-5
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Broadwood Capital, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,219,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,219,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,219,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  85231230-5
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Neal C. Bradsher

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     25,900

8.   SHARED VOTING POWER

     3,219,788


9.   SOLE DISPOSITIVE POWER

     25,900

10.  SHARED DISPOSITIVE POWER

     3,219,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,245,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  85231230-5
           ---------------------
________________________________________________________________________________
Item 1.  Security and Issuer.

     STAAR Surgical Company, Common Stock, par value $0.01 per share (the "Shares")

     1911 Walker Avenue
     Monrovia, California 91016

________________________________________________________________________________
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

The Shares reported  herein are held in the name of Broadwood  Partners and Neal
C. Bradsher.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,219,788 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,219,788 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,245,688 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present  Board of Directors or  management  of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

The Reporting Persons continue to closely monitor the substantial and ongoing improvement in the Issuer's business results that has followed its implementation of the governance reforms that the Reporting Persons requested in their letter of April 8, 2005. In the opinion of the Reporting Persons, the Issuer's international business is performing well; however, the U.S. business has not grown sufficiently, although recent management changes appear likely to accelerate domestic growth over time. The Reporting Persons intend to continue to closely monitor results in this area, and may seek additional changes in management and strategy if success is not achieved within a reasonable period of time. Because the Issuer's increasing revenue growth and improving margins have not yet been reflected in its stock price, the Reporting Persons also continue to oppose any proposed acquisition of the Issuer at a price that does not represent a very large premium to its current market value.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,219,788 Shares, constituting 11.0% of the Shares of the Issuer, based upon the 29,306,259 Shares outstanding as of March 18, 2007.

     Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,219,788 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,219,788 Shares.

(a, b) As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,219,788 Shares, constituting 11.0% of the Shares of the Issuer, based upon the 29,306,259 Shares outstanding as of March 18, 2007.

     Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,219,788 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,219,788 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,245,688 Shares, constituting 11.1% of the Shares of the Issuer, based upon the 29,306,259 Shares outstanding as of March 18, 2007.

     Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 3,219,788 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 3,219,788 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and all such transactions were effected in open market transactions.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 20, 2007, STAAR Surgical Company repaid all of its indebtedness to Broadwood Partners, L.P. under the Promissory Note that the Company and Broadwood Partners, L.P. entered into on March 21, 2007. The Company repaid the $4 million principal and paid the $98,630.14 accrued interest on the Promissory Note. The warrant issued to Broadwood Partners, L.P. on March 21, 2007 will remain outstanding, giving the Reporting Persons the right to purchase up to 70,000 shares of the Company's common stock at a purchase price of $6 per share until March 21, 2013.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Promissory Note (filed with  the Commission on Form 8-K by the Issuer on March 21, 2007 (incorporated by reference))
Exhibit D: Warrant Agreement  (filed  with  the  Commission  on Form 8-K  by the
           Issuer on March 21, 2007 (incorporated by reference))

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
------------------------



Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
------------------------


/s/ Neal C. Bradsher
------------------------

Neal C. Bradsher



June 25, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated June 25, 2007 relating to the Common Stock, par value $0.01 per share of STAAR Surgical Company shall be filed on behalf of the undersigned.


Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
------------------------


Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
------------------------


/s/ Neal C. Bradsher
------------------------

Neal C. Bradsher




June 25, 2007

                                                                       Exhibit B


                           TRANSACTIONS IN THE SHARES
                           --------------------------

                       TRANSACTIONS BY BROADWOOD PARTNERS

            Date of                Number of Shares            Price
          Transaction              Purchased/(Sold)          of Shares
          -----------              ----------------          ---------
            6/21/07                     51,000                  4.15
            6/21/07                     75,000                  4.10
            6/21/07                    241,000                  4.10





SK 22056 0001 786425